News Release

Sun Life

Sun Life announces election of directors

TORONTO, ON – (May 12, 2022) - Sun Life Financial Inc. (the "Company") (TSX: SLF) (NYSE: SLF) announced that the 10 nominees listed in the management information circular dated March 18, 2022 were elected as directors of the Company. The detailed results of the vote held yesterday at its annual meeting of common shareholders are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Deepak Chopra	318,160,730	99.0%	3,202,597	1.0%
Stephanie L. Coyles	320,814,473	99.8%	548,854	0.2%
Ashok K. Gupta	320,700,800	99.8%	662,527	0.2%
M. Marianne Harris	320,237,789	99.6%	1,125,538	0.4%
David H. Y. Ho	320,664,759	99.8%	698,568	0.2%
Helen M. Mallovy Hicks	320,808,953	99.8%	554,374	0.2%
Marie-Lucie Morin	320,757,534	99.8%	605,793	0.2%
Scott F. Powers	319,261,887	99.3%	2,101,440	0.7%
Kevin D. Strain	320,799,884	99.8%	563,443	0.2%
Barbara G. Stymiest	315,189,097	98.1%	6,174,230	1.9%

The voting results on all matters voted at the annual meeting of common shareholders will be available on www.sunlife.com and through Canadian and U.S. securities regulators at www.sedar.com and www.sec.gov, respectively.

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2022, Sun Life had total assets under management of $1.35 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

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Media Relations Contact:
Krista Wilson
Director
Corporate Communications
T. 226-751-2391
krista.wilson@sunlife.com

Investor Relations Contact:
Yaniv Bitton
Head of Investor Relations & Capital Markets
T. 416-979-6496
yaniv.bitton@sunlife.com